Exhibit 99.2

ZenaTech Targets Gulf State Defense Markets with Lviv-Based Phoenix Aero Counter-UAS and Interceptor Drone Production

Western Ukraine manufacturing base positioned to address accelerating GCC demand for combat-validated, cost-effective counter-UAS drone systems.

Vancouver, British Columbia, (May 12, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces that its new Ukrainian subsidiary, Phoenix Aero LLC, is expected to serve as a manufacturing and export base for counter-UAS and interceptor drone systems targeted to defense customers across Gulf Cooperation Council (GCC) countries.  These countries include Saudi Arabia, the UAE, Qatar, Kuwait, Bahrain, and Oman and have demonstrated increasing demand for scalable, lower-cost counter-drone systems. The Lviv-based facility is designed to combine real-world testing conditions with European cost structures to support scalable production for GCC regional defense demand and U.S. defense partners in the Middle East.

“The Middle East is moving decisively toward attritable, AI-enabled counter-drone systems that can be fielded at scale and at unit economics that legacy air defense platforms cannot match,” said Shaun Passley, Ph.D., ZenaTech CEO. “By producing in Western Ukraine, we will be able to offer regional defense customers systems that are continuously refined against real-world threat profiles, manufactured at competitive cost structures, and designed for the volumes these missions require. That combination is what defines the next generation of layered air defense, and our goal is to be a leading Western supplier into that market.”

ZenaTech management believes Western Ukraine is a strategic location for drone manufacturing and testing due to its established aerospace engineering talent base, competitive production environment, and strong ecosystem of drone innovation and rapid iteration. The region also provides proximity to European logistics corridors, supporting efficient manufacturing scale-up and export pathways for allied markets. Demand for cost-effective counter-drone capabilities across the Middle East has accelerated driven by ongoing low-cost aerial threats, expanding critical infrastructure protection requirements, and increasing adoption of AI-enabled defense systems according to multiple industry and defense analysis experts.

ZenaTech intends to expand its regional engagement across GCC and broader Middle East U.S. allied markets through direct engagement establishing relationships with sovereign defense procurement authorities and integrators, participation in defense  industry exhibitions and conferences, and development of technical support capabilities, supported by its EMEA operations headquartered in Dublin, Ireland. Phoenix Aero LLC is intended to serve as the production and product-validation engine that underpins these go-to-market efforts.

Phoenix Aero LLC is expected to support the manufacturing and testing of counter-UAS solutions, including the Interceptor P-1 one-way expendable interceptor drone for low-cost, scalable aerial threat interception designed to sell for less than $5000 USD; the ZenaDrone 2000 autonomous UAV platform designed for maritime interception operations; and the IQ-Glider marine-based launch and refueling station. Together these solutions provide AI-enabled capabilities in an integrated defense system.

The Company expects to provide further updates on significant developments and milestones achieved regarding Phoenix Aero LLC over the coming quarters. ZenaTech is committed to compliance with all applicable export and trade control regulations.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.